Compania Anonima Nacional Telefonos de Venezuela (CANTV)

Avenida Libertador, Centro National de Telecomunicaciones

Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226

Caracas, Venezuela 1010

January 9, 2007

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire DeLabar Staff Accountant

Re:	National Telephone Company of Venezuela (CANTV)

Form 20-F for the year ended December 31, 2005

Filed June 30, 2006

File No. 1-14538

Dear Ms. DeLabar:

Reference is made to the comment letter, dated December 28, 2006 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission to National Telephone Company of Venezuela (CANTV) (the “Company”) concerning the above captioned Form 20-F for the year ended December 31, 2005.

Further to a telephone conversation between our counsel, Milbank, Tweed, Hadley & McCloy, LLP and a member of the Staff, I hereby inform you that the Company intends to respond to the Comment Letter no later than January 31, 2007 in accordance with the protocol set forth in the Comment Letter.

In the interim, please direct any questions or comments to Robert Mullen (212-530-5150) or Frank Vivero (212-530-5342) at Milbank, Tweed, Hadley & McCloy LLP.

We appreciate your assistance in this matter.

Sincerely,

/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

cc:	Robert W. Mullen, Jr., Esq.

Frank Vivero, Esq.

    Milbank, Tweed, Hadley & McCloy LLP

    1 Chase Manhattan Plaza

    New York, NY 10005